Exhibit 18.1

Preferability Letter

March 2, 2009

Audit Committee of the Board of Directors
Life Sciences Research Inc.
PO Box 2360, Mettlers Road
East Millstone, NJ 08875-2360

Gentlemen:

As stated in Note 2 to the consolidated financial statements of Life Sciences Research, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2008, the Company changed its accounting principle relating to the classification of certain short term investments as cash and cash equivalents. Management believes that the newly adopted accounting principle is preferable in the circumstances because it better reflects the Company’s cash and cash equivalents position.

At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting policy.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/S/ Hugh Scott, P.C.